                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G

                             (Amendment No. _____)*

                                Bcom3 Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)
------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------------                                                 -----------------
CUSIP No. None                        13G                      Page 2 of 5 Pages
--------------                                                 -----------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Dentsu Inc.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Japan
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            4,284,248
      SHARES       -------------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
     OWNED BY        6
      EACH                0 (See Item 4)
    REPORTING      -------------------------------------------------------------
     PERSON               SOLE DISPOSITIVE POWER
      WITH           7
                          4,284,248
                   -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,284,248 (See Item 4)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      21.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------                                                 -----------------
CUSIP No. None                        13G                      Page 3 of 5 Pages
--------------                                                 -----------------



Item 1(a)         Name of Issuer:
                  --------------

                  Bcom3 Group, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  35 West Wacker Drive
                  Chicago, Illinois 60601

Item 2(a)         Name of Person Filing:
                  ----------------------

                  This Schedule 13G is being filed by Dentsu Inc., or the "Reporting Person," pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act").

Item 2(b)         Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------

                  The address of the principal business office of the Reporting Person is 1-11, Tsukiji, Chuo-ku, Tokyo, 104-8426, Japan.

Item 2(c)         Citizenship:
                  ------------

                  The Reporting Person is organized under the laws of Japan.

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, par value $.01 per share.

Item 2(e)         CUSIP No.:
                  ----------

                  None.

Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:
                                             -------------------
                  Not Applicable.

Item 4            Ownership:
                  ----------

                  (a)-(c). The Reporting Person named in response to Item 2 hereof has, as of December 31, 2001, power to vote or to direct the vote and power to dispose or to direct the disposition of the Common Stock as follows:


                  Dentsu Inc. is the beneficial owner of 4,284,248 shares of Class B Common

--------------                                                 -----------------
CUSIP No. None                        13G                      Page 4 of 5 Pages
--------------                                                 -----------------


Stock. A holder of Class B Common Stock has the right, exercisable at any time, to convert all or part of its shares of Class B Common Stock into an equal number of shares of Common Stock. Dentsu Inc. does not currently have a direct beneficial interest in any shares of Common Stock.

                  Pursuant to Rule 13d-3(d)(1) under the Exchange Act, the Reporting Person may be deemed to have beneficial ownership of 4,284,248 shares of Common Stock, the number of shares of Common Stock held by the Reporting Person, representing approximately 21.9% of the outstanding Common Stock as of December 31, 2001. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 15,294,834 shares of Common Stock outstanding as of December 31, 2001.

Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6            Ownership of More Than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  ------

                  See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                               ------------------------------------------------
                  Company:
                  --------

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Not applicable.

Item 9            Notice of Dissolution of Group:
                  -------------------------------

                  Not applicable.



Item 10           Certification:
                  --------------

                  Not applicable.

--------------                                                 -----------------
CUSIP No. None                        13G                      Page 5 of 5 Pages
--------------                                                 -----------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002


                                            DENTSU INC.

                                            /s/ Naoki Kobuse
                                            ------------------------------------

                                            By: Naoki Kobuse
                                                --------------------------------

                                            Its: Senior Executive Officer
                                                 -------------------------------
                                                 Managing Director
                                                 Headquarters for Americas